Filed by Churchill Capital Corp II
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                       under the Securities Exchange Act of 1934
                                      Subject Company: Churchill Capital Corp II
                                                   Commission File No. 001-38960
                                                              Date: June 4, 2021


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           10           TRANSCRIPT OF JUNE 4, 2021 WEBINAR

           11   DISCUSSION CONCERNING CHURCHILL CAPITAL CORP

           12   II MERGER WITH SKILLSOFT

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            2               MR. JANNARONE:  Good morning,

            3         and thank you for joining.  I'm John

            4         Jannarone, the editor in chief of IPO

            5         Edge.  We have an exciting event

            6         today with two great guests.  While

            7         the audience is populating, I would

            8         just like to remind everyone that you

            9         can very easily ask questions, and

           10         that's what makes these events so fun

           11         and interesting.

           12               So you can do that most simply

           13         through the portal there on Zoom,

           14         alternatively, you can shoot an

           15         e-mail to editor@ipo-edge.com.  Today

           16         we are going to have Jeff Tarr, the

           17         CEO or the incoming CEO, I should

           18         say, of Skillsoft along with Larry

           19         Illg, who is the CEO of Prosus,

           20         EdTech and Food, which is a very very

           21         major investor in the company, which

           22         is going to go public of course

           23         through a merger in the SPAC

           24         transaction.

           25               I'd also like to point out that




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            1

            2         if you miss part of the event today,

            3         you can watch a replay, which we will

            4         have up in just a couple of hours

            5         later this afternoon, and I think

            6         with that, it is time to introduce

            7         Larry Illg, again, who is the CEO of

            8         Prosus EdTech and Food.

            9               Larry, thanks so much for

           10         joining.

           11               MR. ILLG:  Thanks for having

           12         me.

           13               MR. JANNARONE:  So, Larry, you

           14         were in the news this week already.

           15         So a lot of action for you at Prosus,

           16         you've announced a big transaction,

           17         almost $2 billion, a big EdTech

           18         acquisition.  But can you just

           19         introduce Prosus for those who aren't

           20         familiar, tell us what your firm does

           21         and what you see going on in the

           22         EdTech space.

           23               MR. ILLG:  Yes, absolutely.  So

           24         we're a global consumer internet

           25         group and one of the world's leading




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            1

            2         technology investors.  We're listed

            3         on the Euronet and are the largest

            4         internet company in Europe, with the

            5         market cap of, you know, 180, 190

            6         billion.

            7               People tend not to know our

            8         group, because we don't operate

            9         consumer brands, but you might know

           10         some of the companies that we're

           11         involved with.  We typically invest

           12         in high gross sectors, spanning

           13         things like food delivery, online

           14         classifieds, payment and Fintech, and

           15         obviously, what we're here to talk

           16         about today, EdTech.

           17               And at EdTech, our portfolio

           18         includes some brands, global brands

           19         that folks may know, you know,

           20         Brainly, Udemy, Biduce (ponetic),

           21         Code Academy, you alluded to Stack

           22         Overflow and, obviously, Skillsoft.

           23         And all of these businesses serving a

           24         variety of societal needs.

           25               And stepping back from those




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            1

            2         companies, you know, we -- broadly

            3         speaking, we look to invest in

            4         technologies to both transform big

            5         societal needs.  Our portfolio

            6         companies already cover, roughly, a

            7         fifth of the world's population.  And

            8         we see a path to double that as the

            9         world continues to move online.

           10               It's a transition that,

           11         obviously, has been accelerated by

           12         COVID.  And we foster long-term

           13         relationships with our portfolio

           14         companies.  Again, we don't put

           15         ourselves in the front, but rather

           16         win through them.  We have a

           17         long-term investing horizon and have

           18         the scale and this long-term outlook

           19         to support businesses throughout

           20         their life cycle.

           21               MR. JANNARONE:  All right.

           22         Great, so let's talk about Skillsoft

           23         a little bit.  What attracted you to

           24         this business and what is so exciting

           25         about it?




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            2               MR. ILLG:  Yes, so you know,

            3         it's, education, again, we've got

            4         quite a few investments and a lot of

            5         capital employees, it's a massive

            6         opportunity.  And I think the

            7         interesting things about Skillsoft

            8         itself, it really starts with the

            9         presence in the relationship that

           10         Skillsoft has with its enterprise

           11         clients.

           12               And these are very hard clients

           13         to reach.  And they have

           14         relationships, really good strong

           15         relationships that span decades,

           16         longer than a lot of EdTech companies

           17         have been in operation.  They've got

           18         deep relationships with the

           19         enterprise that span that long.  And

           20         very strong leadership positions in

           21         things like compliance training,

           22         things like leadership development

           23         training, and really emerging

           24         presence, strong presence still in

           25         tech & dev, as well as, you know,




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            2         the company has been doing a lot of

            3         the right things.  Specifically as it

            4         relates to team and, you know,

            5         pleased to get to know Jeff over the

            6         recent, you know, months.  And also

            7         the technology platform in Percipio.

            8         So I think there's a strong

            9         foundation to build on, and also the

           10         investments will accelerate growth in

           11         the future.

           12               MR. JANNARONE:  Great.  Now, of

           13         course the investment is very sizable

           14         that you're making, and, of course,

           15         that's going to help the company as

           16         it continues to grow.  But are there

           17         strategic advantages to having Prosus

           18         as a partner?  What kind of advice

           19         can you give as you know your

           20         perspective in the marked involved in

           21         other companies.  How does that help

           22         Skillsoft?

           23               MR. ILLG:  Yeah, this is when

           24         we're typically a pretty shy company

           25         so we don't -- I've always rather




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            2         hopefully over time Jeff and the team

            3         will learn more and more about us and

            4         where we can help.  I usually like

            5         our entrepreneurs to talk positively

            6         about us versus putting ourself at

            7         the forefront.

            8               But I can tell you what other

            9         entrepreneurs in our portfolio have

           10         talked about.  And first, it helps to

           11         have an anchored investor.  It just

           12         stabilizes the cap table and can also

           13         -- we have a long horizon, and, you

           14         know, we're not, you know, no

           15         judgment on those who have a shorter

           16         horizon or take training positions,

           17         but that's not what we do.  We're

           18         thesis driven.  We have big ambitions

           19         for this, you know, ten trillion

           20         dollar sector.

           21               So we want to support companies

           22         in building enduring businesses.  And

           23         what that means practically, I'll

           24         point to two things that folks often

           25         call out.




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            2               One will be just really mundane

            3         things, not sexy things about

            4         building companies but things that

            5         matter to CEOs.  We can help, as they

            6         think about expansion with

            7         recruitment, legal issues, tax

            8         issues.  Because we're not just an

            9         investor, we are a global operator of

           10         companies.

           11               So it's unlikely that an

           12         entrepreneur will see a problem that

           13         we haven't addressed before, or we

           14         can help point them to the right

           15         talent.  And then probably more

           16         interesting is, you know, because we

           17         play this role as an investor and

           18         operator, we can see new technologies

           19         and new opportunities as they emerge,

           20         and we can help guide companies.

           21               And so, you know, what I see

           22         specifically with Skillsoft,

           23         especially as they're moving down the

           24         tech & dev angle, you know, as they

           25         think about things like artificial




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            2         intelligence, you know, machine

            3         learning, we've got those experts.

            4         Either within our corporate layer or

            5         within our portfolio of companies

            6         that can help, you know, Jeff and

            7         team as they navigate that space.

            8               So that's -- those are some of

            9         the big areas, but it's very -- it's

           10         very situation dependant, and we

           11         count on the companies themselves to

           12         lead and tell us the help that they

           13         might need as they build their

           14         companies.

           15               MR. JANNARONE:  Great.  We're

           16         going to bring Jeff on in a second,

           17         and then we're going to have the two

           18         of you gentlemen together, and by the

           19         way, please submit questions, again,

           20         I see some coming in.  We're going to

           21         get to those in the second half of

           22         the hour.

           23               But before we do any of that,

           24         let's watch a quick video here.  My

           25         co-editor here, Jared, is going to




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            2         play that, and it will show you a

            3         little bit, give you an overview of

            4         the business.

            5               You know, as we were talking

            6         about earlier, this is a company that

            7         is not consumer basing exactly,

            8         because your experience with them

            9         would probably with your corporate

           10         employer, but if you take a look at

           11         this, it's going to play for us,

           12         you'll see a little bit about the

           13         technology.

           14               (Video playing. )

           15               MR. JANNARONE:  All right.

           16         Thanks for us that, Jared.

           17               And with that, I'm very happy

           18         to introduce Jeff Tarr, who is the

           19         incoming CEO of Skillsoft.

           20               Thank you for joining us, Jeff.

           21               MR. TARR:  It's great to be

           22         here with you, John.

           23               MR. JANNARONE:  So, Jeff, let's

           24         talk a bit about your background.

           25         You're not quite a CEO yet, you are




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            2         incoming, so tell us how you

            3         discovered this company and why now?

            4         What made you decide to make this

            5         move?

            6               MR. TARR:  Terrific.  This is

            7         actually my fifth CEO role, my third

            8         public company CEO assignment.  And

            9         the call came in, actually, over a

           10         year ago, last May, from Michael

           11         Klein and Jerre Stead, and as some of

           12         you know, he's the CEO of Clarivate,

           13         and I worked for him at his for many

           14         years.

           15               They called to explain this

           16         opportunity to me, and I agreed to

           17         jump in, roll up my sleeves and look

           18         at it.

           19               I had, I'll tell you, I had

           20         four criteria, if I was going to take

           21         on my fifth CEO job.  Number one, I

           22         was looking for a very large market

           23         with secular tailwinds that would

           24         allow us to build a very large

           25         company.




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            2               Secondly, I was looking for a

            3         business that was either an industry

            4         leader or that I could transform

            5         into, something I've done several

            6         times in my career.

            7               Thirdly, I was looking for a

            8         business with a great business model.

            9         Recurring revenue, operating

           10         leverage, low capital intensity, high

           11         free cash flow conversion.  The kind

           12         of business that when it grows,

           13         creates a lot of value for share

           14         owners; much as we did at IHS over

           15         many years.

           16               Fourthly, I was looking for a

           17         company that when it succeeds will

           18         make the world a better place.  And

           19         the reason I'm excited about that is

           20         not only the social mission, but also

           21         the opportunity to create the --

           22         connect the hearts and minds of team

           23         members to a big purpose.

           24               And what I find is that allows

           25         me to recruit a higher caliber of




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            2         talent and people work harder and

            3         deliver a better result for all share

            4         owners.  That's why I joined.

            5               MR. JANNARONE:  All right,

            6         great.

            7               Now, let's talk a little bit

            8         about how the business works.  Who

            9         are your customers?  Like I said,

           10         this is not something I am going to

           11         sign up for personally.  Who are the

           12         clients of Skillsoft?

           13               MR. TARR:  We served 70 percent

           14         of the Global 1,000.  So the largest

           15         and most sophisticated companies in

           16         the world have turned to Skillsoft

           17         for many years to educate the

           18         workforce.

           19               MR. JANNARONE:  Great.  Let's

           20         talk about the competitive landscape.

           21         Who else is out there, you know,

           22         there's LinkedIn Learning, some

           23         other guys, how do you look at them

           24         and why is Skillsoft in a better

           25         position?




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            2               MR. TARR:  Well, first and

            3         foremost, we are the only digital

            4         corporate learning player that plays

            5         in all the major categories of

            6         learning.

            7               And by that I mean, leadership

            8         and business skills, compliance in

            9         technology training.  Together those

           10         comprise 80 percent of the spanning.

           11               Our competitors all play in,

           12         for the most part, just one of those

           13         sectors.  So we're in a unique

           14         position to be the one stop shop for

           15         the enterprise.

           16               MR. JANNARONE:  Great.  You

           17         know, let's bring Larry back in and

           18         have both of you at the same time

           19         here.  Because I think Larry might

           20         want to field some of these

           21         questions, too.

           22               Let as you talk about Churchill

           23         Capital.  You mentioned Michael

           24         Klein, who of course we had as guest,

           25         with some great fanfare recently




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            2         here, on our program.

            3               Who is Churchill and what kind

            4         of strategic benefits might they

            5         bring in this transaction?  And

            6         Larry, you can take that one or Jeff,

            7         either one of you.

            8               MR. TARR:  Why don't I start

            9         and Larry might add to it.  You know,

           10         we both work with Churchill in a

           11         different capacity over the course of

           12         nearly a year now.

           13               For me, you know, for me

           14         Churchill starts with Michael Klein.

           15         Michael was on the board of IHS.

           16         He's one of the great investment

           17         bankers and deal makers in the world.

           18         Excuse me, I'm fighting off a bit of

           19         Colorado allergies here.

           20               So Michael is -- was

           21         instrumental in putting this together

           22         and to creating a great entry point

           23         for investors.  You know, the fact

           24         that there's an opportunity now to

           25         invest in Skillsoft combined with




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            2         Global Knowledge at multiples that

            3         are a fraction of our peers is really

            4         a testament to Michael and his team

            5         at Churchill.

            6               MR. JANNARONE:  Great.  Larry,

            7         what is your view on Churchill?  How

            8         are they going to explain this

            9         transaction and what do you like

           10         about the folks there?

           11               MR. ILLG:  Yes, so, you know,

           12         we got to know Michael, you know,

           13         middle of last year, and really

           14         started to compare notes about the

           15         sector.  And he introduced us, you

           16         know, to the opportunity -- obviously

           17         I've known Skillsoft for a long time,

           18         and he introduced us to the

           19         opportunity and I'd really gotten to

           20         know Michael and his team over the

           21         course of that last year.

           22               And, you know, Jeff can speak

           23         about it, you know, better than

           24         anybody, but I think collectively the

           25         three of us have really come together




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            2         to help think through the strategy

            3         for the company.  And not just with

            4         regards to this specific transaction,

            5         but how to think about the company

            6         for the long term.

            7               And those were some of the

            8         things that -- what I think we found

            9         very quick alignment around the, not

           10         just the sector potential but just

           11         the wonderful starting point that is

           12         Skillsoft and what can be built from

           13         here.

           14               MR. TARR:  And what I've really

           15         valued is this collaboration between

           16         Prosus and Churchill and the incoming

           17         management team at Skillsoft.

           18               Because what we've done is

           19         together crafted the strategy to

           20         create the unrivaled leader in

           21         corporate digital learning, and that

           22         includes aligning on a pipeline for

           23         M&A partnership opportunities to

           24         expand our business, to deliver more

           25         value to customers and drive growth.




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            2               We've done that together and

            3         that's going to allow us to hit the

            4         ground running, how to close, and to

            5         keep running fast.

            6               MR. JANNARONE:  Great.  Larry,

            7         I want to ask you a quick question

            8         about valuation.  You know, in the

            9         SPAC landscape right now, of course a

           10         lot of companies have had a tough

           11         time because you're basing valuations

           12         on revenue that are several years

           13         out.

           14               What I like and found

           15         interesting about this business is

           16         it's very profitable right now.  So

           17         can you tell us how you look at it in

           18         terms of valuation?

           19               MR. ILLG:  Yeah, I guess this

           20         is a unique transaction on a couple

           21         of dimensions, right?  You're looking

           22         at, you know, a cash generative asset

           23         and meaningfully so and at a large

           24         scale on the EdTech space.  So ignore

           25         the SPAC piece for a moment, just




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            2         within EdTech this is in many ways a

            3         unicorn on that dimension, you know,

            4         meaningful revenue, meaningful cash

            5         flow.  But also on a SPAC context.

            6         This is not, you know, sort of fly by

            7         night, you know, futuristic

            8         technology.

            9               This is a company that is here

           10         and now, that happens to be going

           11         public via SPAC.  And I think that's

           12         an important bit of context here to

           13         sift through all the noise around a

           14         SPAC market these days and say, look,

           15         what you have here at the core is a

           16         very strong asset.  And I think folks

           17         are going to see this once it

           18         actually goes to market.

           19               MR. JANNARONE:  That's great.

           20         Jeff, let's dig into some of the nuts

           21         and bolts of the business itself.

           22               Can you talk to us about

           23         Percipio and why it's important?

           24               MR. TARR:  Sure.  Percipio is

           25         the platform that delivers our




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            2         content.  So if you think about your

            3         experience with Netflix, there's two

            4         major components as a consumer.

            5         There's the content and there's the

            6         delivery platform.

            7               Percipio is our delivery

            8         platform.  It is best in class, it is

            9         driven by AI, it creates a really

           10         powerful and engaging learning

           11         experience.

           12               MR. JANNARONE:  That's great.

           13               Now, of course, Global

           14         Knowledge is part of this

           15         transaction, too.

           16               Can you talk about why Global

           17         Knowledge is a good fit for you guys?

           18               MR. TARR:  Sure.  And let me,

           19         you know, let me as we're talking

           20         about Global Knowledge, there are a

           21         couple of key drivers of growth in

           22         this business.  One of them you

           23         referred to as Percipio.

           24               Because as we're moving from an

           25         old platform to a new platform, that




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            2         is proven to be a tremendous catalyst

            3         for growth.  And the Percipio part of

            4         our business is growing at double

            5         digits.

            6               MR. JANNARONE:  Got you.

            7               MR. TARR:  Similarly, Global

            8         Knowledge is adding to the growth of

            9         the business and not just inorganic

           10         growth in what is a highly creative

           11         transaction, but it's also the fact

           12         that Global Knowledge is the leading

           13         delivery -- it's the leading provider

           14         of authorized training in the tech

           15         & dev role.

           16               And when we add that to

           17         Skillsoft's tech & dev business, we

           18         have, what I believe, will be the

           19         number one tech & dev training

           20         offering in the world.  And that's

           21         going to give us an opportunity to

           22         participate more fully and drive

           23         growth in what is the fastest growing

           24         segment of our market.

           25               MR. JANNARONE:  Terrific.




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            1

            2         Jeff, something I just thought of

            3         when we spoke a couple of months ago,

            4         we discussed your content library.

            5         And as a media guy, I know that

            6         content is king.

            7               Can you tell us a bit about

            8         that, and you've invested a lot of

            9         money in it, and do your clients

           10         prefer that content versus other

           11         content that you might buy?

           12               MR. TARR:  Yes.  We have a

           13         180,000 learning assets in our

           14         portfolio.  30 percent of those are

           15         proprietary, developed by us in our

           16         own studios with our own talent.  And

           17         that 30 percent drives 90 percent of

           18         the usage on the platform.

           19               Now, why does it drive 90

           20         percent of the usage on the platform,

           21         it's because it's better.  It's

           22         because we've developed this -- this

           23         learning content, using a proven

           24         methodology validated by MIT.  And

           25         it's a methodology that's really




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            1

            2         designed for the way people learn

            3         online today.

            4               So to give you an example, most

            5         online learning today is really

            6         45-to-90-minute lectures put online.

            7         And if you've ever tried to sit

            8         through one of those, it's really

            9         tough, and then try to sit through

           10         five or six of them in a row to

           11         complete a class, almost impossible.

           12         Almost no one completes that kind of

           13         learning.

           14               Our learning are three to five

           15         minute segments of learning, highly

           16         compelling, linked together, either

           17         curated by our experts or through AI,

           18         and interspersed with assessments,

           19         interspersed with badges.  So it

           20         creates what we call a spiral

           21         learning journey, truly compelling,

           22         truly immersive, and I have to say

           23         addictive.  And when I use that word

           24         cautiously, but addictive when it

           25         comes to learning is a good thing.




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            2               MR. JANNARONE:  I have to

            3         agree.

            4               So let's talk about your

            5         organic growth.  We'll get to M&A

            6         later.

            7               So Jeff, there's a term you

            8         used which I like, hunter is your

            9         sales force.  Tell us how you go out

           10         -- you already got 70 percent of

           11         fortune 1,000, but you're going for

           12         the other 30.  So tell us how that --

           13         tell us about the plan attack.

           14               MR. TARR:  So this is really

           15         exciting.  The company historically

           16         has had a -- is more focused on

           17         renewing business and selling new

           18         business.  There wasn't a dedicated

           19         enterprise team focused on acquiring

           20         new customers, on selling to new

           21         logos.

           22               And so we're in the process of

           23         standing up a brand new team focused

           24         on customer acquisition.  The company

           25         has hired nearly 30 customer




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            2         acquisition reps that are great

            3         hunters, great salespeople.  They're

            4         building their book of business and

            5         we expect, by the time we get to the

            6         end of the year, they will be

            7         productive in driving meaningful

            8         growth.

            9               MR. JANNARONE:  Terrific.  Now,

           10         what about having existing clients

           11         purchase more?  Can you cross sell,

           12         can you introduce them to things that

           13         they don't even know about that they

           14         might need?

           15               MR. TARR:  Well, that's the

           16         power of this platform.  As I

           17         mentioned earlier, we're the only

           18         player in all three major categories

           19         of corporate digital learning.  That

           20         gives us an opportunity to cross

           21         sell, which drives growth.

           22               But it's more than just the

           23         obvious buy more product, generate

           24         more revenue.  What we found is when

           25         customers buy across our entire




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            1

            2         product line, we get higher

            3         retention.  22 percentage points of

            4         higher dollar retention.

            5               That's really exciting and

            6         gives us a competitive advantage in

            7         driving higher retention rates than

            8         our competitors.

            9               MR. JANNARONE:  Great.  Now,

           10         Jeff, one thing has changed since we

           11         spoke a couple of months back, is

           12         your reported results.  And I think

           13         they were good.  Can you tell us a

           14         little about that?  Or Larry can,

           15         either one of you.  You might want to

           16         give Jeff a break, he's got a cough.

           17               MR. ILLG:  This is Jeff's

           18         domain, he did the work here.

           19               MR. TARR:  You know what, we're

           20         really proud of the results of the

           21         combined Skillsoft and Global

           22         Knowledge.  Together across the two

           23         businesses on a pro forma basis, we

           24         outperformed top line and bottom line

           25         in the -- for the year.




                                                            28
            1

            2               And so we came in with revenue

            3         that was higher than estimates or

            4         intake that was higher than

            5         estimates, and EBITDA that was at the

            6         very top of our estimates that we

            7         announced in October when we

            8         announced the deal.

            9               So this is a business that has

           10         only gotten better since we announced

           11         the transaction back in October.

           12               MR. JANNARONE:  Great.  You

           13         know, I've got a question about COVID

           14         and this transition from physical

           15         learning and classrooms to digital.

           16               Did COVID accelerate that and,

           17         you know, are people ever going to

           18         want to go back and sit in an

           19         auditorium?  I mean, I remember some

           20         of the corporate experiences I had,

           21         which were in person back in the day,

           22         but are those days gone forever?  Is

           23         it all digital now?

           24               MR. TARR:  Look, it's -- I

           25         believe, and Larry, I know, has a




                                                            29
            1

            2         perspective, too, from Prosus to make

            3         comment.

            4               This is a trend that's moved

            5         from classroom first to digital

            6         first.  And corporate digital

            7         learning has been a trend that's been

            8         moving forward for a while.  COVID

            9         was an accelerator.  At the beginning

           10         of COVID corporate universities which

           11         is really how large enterprises would

           12         traditionally deliver training shut

           13         down.  Many of them if not most of

           14         them will never reopen.  And the job

           15         of the learning development

           16         professional inside the enterprise i

           17         believe and our research tells us has

           18         permanently changed from, that job

           19         used to be about taking care of the

           20         corporate university and now it's

           21         primarily about taking care of the

           22         talent inside the enterprise,

           23         upskilling and reskilling.  And

           24         Skillsoft is perfectly positioned to

           25         take advantage of that trend.




                                                            30
            1

            2               MR. JANNARONE:  Terrific.

            3               MR. ILLG:  Yeah, and I can --

            4               MR. TARR:  Yeah, it would be

            5         great to -- I know Larry has this

            6         industry wide perspective on this

            7         question.  I really for the most part

            8         see it through Skillsoft.

            9               MR. ILLG:  This is one of the

           10         things that Jeff and I talked about a

           11         lot actually.  This is hopefully one

           12         of the lenses that we could bring to

           13         the company.  So we see big sectors

           14         like this globally.  And if you think

           15         about EdTech broadly speaking, so

           16         even beyond the enterprise, this has

           17         been a generational tailwind for the

           18         sector.  But it's not that even,

           19         right, and as the father of two young

           20         children, the sector of EdTech that

           21         is experiencing the biggest tailwind

           22         has been K to 12 where we see -- you

           23         see a lens maybe 15, 20 years in the

           24         future, how much demand has been

           25         brought forward.




                                                            31
            1

            2               Now, thankfully in my case, I

            3         hope it doesn't all stick, I look

            4         forward to my kids being back in

            5         class full time, those businesses

            6         will see once hopefully we're on the

            7         other side of COVID globally, you'll

            8         see a decrease in the rate of growth.

            9         You'll see some of these businesses

           10         -- it's great, you've got this lens

           11         on in the future and they're going to

           12         shrink once the world opens up again.

           13               With a lot of the -- similar

           14         story, a lot of demand being brought

           15         forward and especially in the case

           16         where, frankly, it's the crossover

           17         into what I would call edutainment.

           18         Right?  You get a little bored with

           19         Netflix, you start learning other

           20         things.  Finding ways to pass your

           21         time.  Some of that demand is going

           22         to fall away.

           23               What's been interesting and

           24         what we observed globally is very

           25         consistent with what Jeff's




                                                            32
            1

            2         experience with Skillsoft, is

            3         corporate training has been on this

            4         steady journey where online is taking

            5         share of offline.

            6               It's been an accelerant, but

            7         it's not the kind of step changing

            8         demand that I would expect to go

            9         back.  It's just more people are

           10         seeing the online version of these

           11         products and embracing them.

           12               MR. JANNARONE:  All right.

           13         Thank you, Larry.

           14               Now, I see lots of questions

           15         coming in.  But before we get to the

           16         audience here, let's talk about M&A.

           17         So very very strong organic growth

           18         story, Jeff, you just outlined.  But

           19         tell us about the industry.  Is it

           20         fragmented or are there creative

           21         acquisition opportunities?  And is

           22         your balance sheet in a good position

           23         to go out and hunt for deals?

           24               MR. TARR:  This is an

           25         extraordinarily fragmented industry.




                                                            33
            1

            2         I've never seen a more fragmented

            3         industry, and this is one Larry I

            4         talk about all the time.  I don't

            5         think you've seen a more fragmented

            6         industry either.

            7               MR. ILLG:  Yes.

            8               MR. TARR:  Yes, there's a huge

            9         number of targets available to us.

           10         But it's more than just the number of

           11         targets.  We're coming at this with a

           12         very strong number of balance sheet.

           13         We have a de-SPAC coming up, and we

           14         believe that we'll exit that with the

           15         strongest balance sheet out there to

           16         go and drive acquisitions.

           17               But it's more than just a

           18         balance sheet.  It's also the

           19         platform.  The Percipio platform is

           20         designed to integrate third-party

           21         content and technology.  And so that

           22         allows us to integrate acquisitions

           23         very easily.

           24               Our customer base of 70 percent

           25         of the Global 1,000 supported by a




                                                            34
            1

            2         600-person sales organization, allows

            3         us to take these companies and put

            4         them on our platform, sell them to

            5         our sales force, and dramatically

            6         expand their business.

            7               That is really powerful from a

            8         shared value creation perspective.

            9               MR. JANNARONE:  Great.  I just

           10         want to note one thing.  You

           11         mentioned the de-SPAC, it's important

           12         for all shareholders to vote.  This

           13         is something we like to remind

           14         everyone.  Even if you're an

           15         individual investor and you only have

           16         a few shares, they really can add up.

           17               So the easiest way to do that,

           18         of course, is to go to your online

           19         broker and if you have any trouble,

           20         you can call your broker.

           21               Let's dig back into this M&A a

           22         little more and start with some

           23         audience questions.

           24               So, Jeff, can you give us a

           25         little bit more color.  Someone is




                                                            35
            1

            2         asking, can you flesh out the

            3         acquisition strategy a bit more in

            4         determines of focus, size, are you

            5         looking for small bites or the big

            6         guys opportunity to go after?

            7               MR. TARR:  The answer is both.

            8         So I'm looking to build a sort of

            9         cadence of regular built-on

           10         acquisitions.  Order of magnitude,

           11         you know, I'd love to see us do one

           12         or two a quarter, that will take us a

           13         little while to build up to that.

           14         There's a lot of targets out there.

           15               Then I would see us also

           16         looking at some of the larger

           17         acquisitions.  And, you know, one a

           18         year, that would be great, if we can

           19         pull that off.  Excuse me, and these

           20         companies we believe will be content

           21         business, learning content assets,

           22         and best to bring learning technology

           23         that we can add to our platform and

           24         our business.

           25               Now, the other point I want to




                                                            36
            1

            2         make on this is, our customers are

            3         asking for us to do this.  The fact

            4         that the industry is so fragmented

            5         has created quite a chaotic buying

            6         environment.  And what I'm hearing

            7         from customers is, they need someone

            8         like Skillsoft, and we're the most

            9         logical player to help them make

           10         sense of the industry and build out

           11         that much stock shop to a greater

           12         degree.

           13               MR. JANNARONE:  Great.  In

           14         regard to acquisitions, and, Larry,

           15         feel free to jump in here, too, I

           16         mean, the deal we talked about

           17         earlier this week, so Larry is a deal

           18         guy as well.

           19               Are these going to be done in

           20         cash, stock, combination, and can you

           21         get them at valuations where they're

           22         immediately accreted to earnings?

           23               MR. ILLG:  I think picking up

           24         where Jeff just left off, I think for

           25         the sectors that we look at in terms




                                                            37
            1

            2         of education of this intersection of

            3         a massive cam and unbelievably

            4         fragmented.  So I think it allows us,

            5         presents a lot of opportunity and

            6         there's also a lot of things to look

            7         at.  And we have to be very

            8         thoughtful about getting the right

            9         businesses and the right content, the

           10         right product and at good values.

           11               And, hopefully, this is one of

           12         the bits of value that we bring to

           13         Jeff and team.

           14               We see all the deals in this

           15         space, and we can help Jeff and team

           16         sift through and figure out which

           17         ones are right for Skillsoft.

           18               And the form that that takes, I

           19         mean, I don't want to speak for Jeff,

           20         but from my perspective you sold that

           21         last.  Let's make sure we're meeting

           22         the right companies at the right

           23         prices, and then figure out the right

           24         way to engage.  And it doesn't always

           25         have to be outright -- one of the




                                                            38
            1

            2         things that drew us to Skillsoft is

            3         this unique position that it has in

            4         the enterprise learning landscape.

            5               There are lots of companies

            6         that want to partner with somebody

            7         that has access to 70 percent of the

            8         Global Fortune 1,000.  So you don't

            9         have to acquire them, as evidenced by

           10         how, you know, Jeff has brought a lot

           11         of content, and Jeff's team brought a

           12         lot of content into the platform.

           13         You can do it through commercial

           14         partnerships, you don't have to buy

           15         everything, but there are a lot of

           16         interesting assets out there to buy.

           17               MR. JANNARONE:  That's a really

           18         interesting point.  Someone is asking

           19         -- and let's stick with Larry for a

           20         little bit longer here.

           21               Someone is very familiar with

           22         your other assets, asking about

           23         Brainly, Code Academy.  Is there a

           24         way that we can think about Skillsoft

           25         working in conjunction with some of




                                                            39
            1

            2         those other portfolio companies?

            3               MR. ILLG:  Yes, you know, often

            4         people give us too much credit for

            5         being, you know, visionary in how we

            6         might want to -- this is a massive

            7         statement, and we tend to talk about

            8         education like it's monolithic,

            9         right?

           10               This is -- ten years, this will

           11         be a ten trillion dollar sector of

           12         the global economy.  The idea that

           13         there is going to be one winner here

           14         and somehow you can put all these

           15         pieces together, you know, I'd love

           16         to be the person who did that, but I

           17         think that would be naive.

           18               The space is very local.  And

           19         there is -- we look for -- we look to

           20         get involved with businesses, with a

           21         long run way ahead, and one that is

           22         occupying primary real estate.  And I

           23         would -- as we just discussed, I

           24         would very much put Skillsoft in that

           25         camp, and what we try to do is, if we




                                                            40
            1

            2         get a lot of the key assets in our

            3         stable then invariably partnership

            4         opportunities emerge and we don't

            5         have to orchestrate them.  We just

            6         put the right people in the room

            7         together and frankly when we

            8         announced that we were getting

            9         involved with Skillsoft, when I had

           10         spoken to our other EdTech companies

           11         and even our companies beyond EdTech

           12         that were interested in their

           13         products, they said, when can we talk

           14         to the team?  How can we get involved

           15         with them?  And it's not something

           16         that I have to put together.  It's

           17         just creating environment.  In many

           18         ways it's like putting a party

           19         together.  It's getting the right

           20         people in the room together and

           21         having them figure it out.

           22               MR. JANNARONE:  Great.  I want

           23         to ask you about international

           24         opportunities.  You know, we might be

           25         thinking about -- how does that work,




                                                            41
            1

            2         when you think about something like

            3         Netflix, I might be able to watch a

            4         movie here, but I can't watch it in

            5         the U.K. or whatever.  Do you -- I

            6         guess owning your content means you

            7         can take it anywhere.  Can you shed

            8         some light on that, Jeff?

            9               MR. TARR:  It's multilingual.

           10         To serve global enterprise, you have

           11         to have a lot of language capability

           12         and that's how -- that's an advantage

           13         of ours.

           14               Now, 75 percent of the revenue

           15         today is U.S., 25 percent is outside

           16         the U.S., primarily Europe.  We see

           17         APAC, Latin America, Africa as big

           18         opportunities and opportunities that

           19         we believe Prosus is going to help us

           20         accelerate in our efforts to

           21         penetrate given Prosus' footprint and

           22         capability.

           23               MR. ILLG:  Yes, just to build

           24         on that.  That was one of the things,

           25         learning -- 80, 90 percent of




                                                            42
            1

            2         learning is the same around the

            3         world.  There's a lot of richness in

            4         that last 10 or 20 percent, right?

            5         How -- language is an obvious one.

            6         How you deliver content to low

            7         bandwidth environments, how you might

            8         process payments.  Sort of the more

            9         mundane things about business

           10         operations are things where with the

           11         quality of the content that Skillsoft

           12         has, we can help, sort of, surface

           13         some of those international

           14         opportunities because, you know, our

           15         -- we consider our birthright to be

           16         outside of the western markets.  So

           17         that's turf that we know very very

           18         well.

           19               MR. JANNARONE:  Great.  Quick

           20         technical question here, someone is

           21         asking when the ticker is going to

           22         change.  And the answer is pretty

           23         shortly after the special meeting.

           24         And I'm not sure what that date is.

           25               MR. TARR:  Look, we've targeted




                                                            43
            1

            2         June 11th as the close date, and so

            3         we would expect by Monday we're

            4         trading as -- that Monday, so June

            5         14th trading as SKIL.  So that's the

            6         plan.

            7               MR. JANNARONE:  All right.

            8         Great.  Let's see here.  Someone is

            9         asking about -- someone is asking

           10         about, oh, augmented reality.  So is

           11         there potential to do AR stuff.  I

           12         mean, you know, we've showed a little

           13         demo there, you know, this is a

           14         software platform, but is that part

           15         of the plan in the future, Jeff?

           16               MR. TARR:  There sure is.

           17         We've already been working and

           18         speaking with one of the leading

           19         players in AR and VR, and we expect

           20         that that will over time become

           21         meaningful, and that's for both

           22         specific skills training, but also

           23         there's research that shows that with

           24         AR and VR, you're able to create more

           25         of an empathetic response in the




                                                            44
            1

            2         learner, which is super powerful when

            3         it comes to, for example, training in

            4         diversity equity inclusion and

            5         belonging, which is an important part

            6         of our offering.

            7               MR. JANNARONE:  Jeff, I think

            8         you talked to me about something I

            9         found very interesting.  You're able

           10         to recommend different programs and

           11         courses, right?  If someone does one

           12         or goes to the next one, can you tell

           13         me how that works?

           14               MR. TARR:  It works like your

           15         experience with Netflix.  So based on

           16         the learner's individual profile, our

           17         AI engine takes the data from

           18         serving, you know, currently 45

           19         million learners, you know, the

           20         number is huge over time, vastly

           21         larger than that.  And taking that

           22         data and recommending learning.

           23               And what's really powerful

           24         about that, take -- I talked earlier

           25         about the fact that we're in multiple




                                                            45
            1

            2         categories of learning.  So the

            3         learner's experience with us often

            4         starts with compliance training.

            5         That's mandatory.

            6               So every learner in the

            7         company, every employee in the

            8         company, will take our compliance

            9         training.  And from there, based on

           10         their individual profile, we're able

           11         to recommend learning for them that's

           12         not compliance, but will help them

           13         improve their skills, advance their

           14         careers, earn more money, be more

           15         successful in what they're trying to

           16         do, and that's all driven by our AI

           17         engine.

           18               MR. JANNARONE:  Great.  There's

           19         a question here, I think you touched

           20         on this, Larry, but just to clarify,

           21         someone is asking if, you know, we

           22         talked about these different assets

           23         working together, they are distinct

           24         and separate assets, right?  So

           25         there's not a plan to combine them




                                                            46
            1

            2         all, right?

            3               MR. ILLG:  These are, you know,

            4         as I mentioned before, we allow the

            5         companies and entrepreneurs to follow

            6         their own journey.  And this is not,

            7         you know, we have different levels of

            8         participation in the companies that

            9         we're involved with, right?  We

           10         announced 100 percent acquisition of

           11         Stack Overflow, which is very

           12         different than the holding we have in

           13         the other companies.  And we allow

           14         them -- we hope to accelerate them on

           15         their own journeys, and if

           16         opportunities to work together

           17         emerge, again, it's something that we

           18         allow the companies themselves to

           19         figure out.

           20               Of course, we see shots, and we

           21         might introduce ideas for

           22         collaboration, but there's no

           23         stalking entrepreneurship.  Right?

           24               When we announced the Stack

           25         Overflow deal, and, you know, Jeff




                                                            47
            1

            2         knows folks of that company, he can

            3         immediately point to opportunities to

            4         work together.  And so you don't --

            5         you don't have to force the action.

            6         A lot of times the action just

            7         happens naturally.

            8               MR. TARR:  It sure helps that

            9         Prosus investment facilitates that.

           10         And creates an environment where the

           11         prior relationships and the

           12         industrial logic of the partnership

           13         are dramatically accelerated by being

           14         in that portfolio.

           15               MR. ILLG:  That's exactly

           16         right.  I think when it comes down to

           17         that first meeting between

           18         entrepreneurs, they can trust that

           19         they have, you know, people with

           20         common interests behind them.

           21               Again, it's up to each of the

           22         respective CEOs to set the course for

           23         their company, but it helps when you

           24         have shared interests in the

           25         background.




                                                            48
            1

            2               MR. JANNARONE:  Great.  Jeff, I

            3         really like that comparison to

            4         Netflix in suggesting, you know,

            5         different movies, different courses.

            6               You're getting a lot of data

            7         from individuals.  Can you use that

            8         data?  Is it valuable to the

            9         business?  And then I have to ask,

           10         what steps are you taking to insure

           11         there aren't privacy issues?

           12               MR. TARR:  So first of all, the

           13         data is anonymized.  We're not

           14         looking at, you know -- we're not

           15         studying what you are actually being

           16         trained in.  But in terms of making

           17         those decisions, for example, I

           18         mentioned earlier that 30 percent of

           19         the content assets are proprietary,

           20         developed by us.  But that drives 90

           21         percent of the usage.

           22               The data on -- the usage data

           23         allows us to make that decision.

           24         What are we going to create?  What

           25         are we going to license?  What do we




                                                            49
            1

            2         do to make the learning more

            3         compelling?  Okay?  Here's a course

            4         that had 90 percent completion rate,

            5         and here's a course that had a 50

            6         percent completion rate.  And we can

            7         study the differences and improve on

            8         the course with the lower completion

            9         rate.

           10               So that data massively is

           11         valuable for the company to create

           12         the future of the product and then

           13         for the individual -- the individual

           14         benefits from tailored

           15         recommendations that are generated by

           16         the algorithms, the AI algorithms,

           17         based on that learner's profile and

           18         based on that learner's learning

           19         history.

           20               MR. ILLG:  If I can build on

           21         the back of that.  That is one of the

           22         themes that we've seen broadly with

           23         EdTech, I think Skillsoft is very

           24         well positioned and Jeff explained

           25         that very well.  From the company's




                                                            50
            1

            2         perspective, you end up in this world

            3         where scale begets scale.  Right?

            4         They have insights to so many

            5         different learners and can understand

            6         what the learning journey should look

            7         like, and also where there might be

            8         content gaps that they can fill.

            9               From the student perspective,

           10         and I think this is important in

           11         terms of how EdTech is transforming

           12         education.

           13               One of the hardest challenges

           14         that folks encounter in online

           15         learning is knowing where to go, and

           16         knowing where they've made progress,

           17         right?  For all of us, you know, in

           18         high school and college, at the end

           19         of your freshman year, it was safe to

           20         assume you were plus or minus 25

           21         percent along the way of your

           22         journey.

           23               In online learning especially

           24         in stackable, understanding that

           25         roadmap is hard, and that's where a




                                                            51
            1

            2         company like Skillsoft can help shape

            3         the learner's journey, and show you

            4         where you're making progress and

            5         point you in the right direction

            6         versus people who have a more narrow

            7         sense of content.

            8               MR. JANNARONE:  Great.  Jeff,

            9         we have a couple of questions coming

           10         in about SumTotal.  Can you talk to

           11         us a little more about that?  I think

           12         we have two or three questions about

           13         how it fits into the company's

           14         broader strategy.

           15               MR. TARR:  Super.  SumTotal

           16         was our acquisition the company did a

           17         number of years ago.  It is a

           18         learning management system.  So

           19         different than the content business

           20         we've been talking about.

           21               It's the software that the

           22         enterprise uses to manage a range of

           23         learning management processes.  And

           24         it's focused on highly regulated

           25         industries.




                                                            52
            1

            2               So it's a good product, it's a

            3         good business, it's not integrated

            4         with the rest of our business today.

            5         It operates largely on a standalone

            6         basis, and it serves a blue-chip list

            7         of customers.

            8               MR. JANNARONE:  Great.  Jeff,

            9         the question that I asked you when we

           10         spoke before, that I think is

           11         relevant to folks who aren't familiar

           12         with the industry, I first thought of

           13         online universities.

           14               Tell us just quickly how your

           15         business is not like those.  Because

           16         those are fraught with regulatory

           17         problems, right, because sometimes

           18         they got trouble with progressive

           19         sale tactics.

           20               MR. TARR:  So what you're

           21         talking about is online degree

           22         programs --

           23               MR. JANNARONE:  Yes.

           24               MR. TARR:  -- that sell online.

           25         We have nothing to do with that




                                                            53
            1

            2         industry in terms of, that's not what

            3         we do.  We sell to the enterprise.

            4         These aren't degree programs.  They

            5         are powerful learning programs for

            6         employees.  So completely different

            7         business.

            8               MR. JANNARONE:  Someone is

            9         asking about Global Knowledge.  I

           10         feel like we've been talking a lot

           11         about Skillsoft.  Someone is asking,

           12         does the acquisition involve every

           13         Global Knowledge country and

           14         franchise or select ones?  The whole

           15         thing?

           16               MR. TARR:  We're acquiring the

           17         entirety of the Global Knowledge and

           18         excited about integrating that into

           19         the portfolio.

           20               MR. JANNARONE:  Great.  If it's

           21         okay, someone is asking about a

           22         specific competitor, Coursera.  Can

           23         you tell us how you're different from

           24         them?

           25               MR. TARR:  Look, Coursera is a




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            1

            2         good company.  I actually am one of

            3         their learners, I took one of their

            4         classes back in 2017.

            5               It's a good business, primarily

            6         consumer oriented.  Primarily longer

            7         form, so university classes, 45

            8         minute, 90-minute lectures online.

            9         They have a small but growing

           10         enterprise business.  Good company.

           11               We are entirely enterprise.  We

           12         are entirely, you know, developed for

           13         more the needs of the enterprise, and

           14         short form, you know, five -- three,

           15         four, five, six-minute learning

           16         modules strung together to create a

           17         spiral learning journey developed for

           18         online.

           19               So it's a different business.

           20         They are, you know, we do integrate

           21         Coursera into Percipio, so if an

           22         enterprise customer would like to

           23         access Corsara through us, they can.

           24               MR. JANNARONE:  That's an

           25         interesting point.




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            1

            2               Another sort of competitive

            3         question here, someone mentioned that

            4         you use NexTech labs, but Pluralsight

            5         acquired them.  Does that cause any

            6         problems for you or is that going to

            7         work out smoothly?

            8               MR. TARR:  We have multiple lab

            9         vendors and multiple labs partners.

           10         So I'm not going to comment on any

           11         specific, you know, partner.  We have

           12         a very powerful labs offering that we

           13         put together and labs are a very

           14         important part of what we do.

           15               MR. JANNARONE:  Great.  Someone

           16         is asking about the sales force once

           17         again.  The hunters.  I believe there

           18         are 30 of them, but someone is

           19         asking, how many are there, and what

           20         is the broad incentive structure for

           21         those guys and gals?

           22               MR. TARR:  So 30 inside of

           23         Skillsoft focused on the enterprise.

           24         More Global Knowledge, more in our

           25         inside sales organization focused on




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            1

            2         SMB.  And, you know, their incentive

            3         is to go close business.

            4               MR. JANNARONE:  Got you.

            5               Oh, someone is asking again

            6         about Global Knowledge.  When you

            7         think about Global Knowledge, you

            8         know, we're talking about all these

            9         digital efforts.  Is Global Knowledge

           10         set up in the same way and are the

           11         two going to mesh together pretty

           12         well, when you're talking about these

           13         issues, we should really think about

           14         them as a combined business?

           15               MR. TARR:  You should think of

           16         them as a combined business.  Global

           17         Knowledge is primarily authorized

           18         training from leading IT hardware and

           19         software vendors in the world.

           20               So the way to think about

           21         Global Knowledge is, you are an IT

           22         organization, technology

           23         organization, you are rolling out a

           24         new systo-technology or a new

           25         technology from red hat or you're




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            1

            2         moving to the cloud with AWS.  You

            3         could train your workforce.  That's

            4         what Global Knowledge does.

            5               MR. JANNARONE:  Great.

            6               MR. TARR:  Skillsoft is --

            7         we've spent time on Skillsoft, but

            8         put the two together and you have

            9         what believe leading tech & dev

           10         offer.

           11               MR. JANNARONE:  This looks like

           12         kind of a tough question but I think

           13         a fair one.

           14               Skillsoft ran into some

           15         trouble, can we be assured that that

           16         in the past and those issued have

           17         been addressed?

           18               MR. TARR:  Look, Skillsoft was

           19         over-levered.  With this transaction,

           20         we will have a very strong balance

           21         sheet and be positioned to invest in

           22         organic growth and acquired growth.

           23               We take full advantage of this

           24         tremendous platform and sales

           25         organization and the content assets




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            1

            2         to achieve our aspiration of being

            3         the unrivaled industry leader.

            4               MR. JANNARONE:  Great.  I want

            5         to ask once more a bit about -- oh,

            6         right, yeah, the new platform.  So

            7         are customers transitioning over very

            8         quickly?  What percentage of them are

            9         there at this point?

           10               MR. TARR:  Yeah, today

           11         customers are representing 75 percent

           12         of our revenue on Percipio, either

           13         entirely or partially.  We expect

           14         that to be 90 percent by the time we

           15         get to the end of this year -- excuse

           16         me.  Give one to Larry, I'll go on

           17         mute and clear my throat and we'll be

           18         good.

           19               MR. ILLG:  Maybe I could pile

           20         on to that question.  This is one of

           21         the areas where we spent a lot of

           22         time looking at the company.  And I

           23         think we are -- and I know I'm going

           24         to sound like a commercial, we are

           25         not just an investor in this company,




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            1

            2         we are also a user of these products.

            3               We buy seed licenses to a

            4         variety of education products on

            5         behalf of our portfolio company.  And

            6         to make these products available, we

            7         have a group chief learning officer

            8         and we have a technology team that

            9         dives deep into these products,

           10         again, not just for the purpose of

           11         making an equity investment, but also

           12         with the potential of being a

           13         consumer.

           14               And we checked this, you know,

           15         Percipio product back and forth, and

           16         we really dove deep, and you know, it

           17         checks out.  This is a wonderful

           18         product, and I think, you know, we're

           19         excited about potentially --

           20         especially as it comes to addressing

           21         the next set of user needs.  And the

           22         next set of content that needs to

           23         come on the platform.

           24               And, you know, kind of tying

           25         back to the last topic, the -- in




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            1

            2         addition, there's sort of liberating

            3         the company from the prior financial

            4         architecture.

            5               If we think about Skillsoft

            6         going forward, cleaning up the

            7         financial architecture, bringing on a

            8         fantastic leader like Jeff, and some

            9         of the other leaders that he's

           10         bringing into the company, and then

           11         also that the company addressed this

           12         technology challenge, they future

           13         proof the company and that got us

           14         excited to invest.

           15               MR. JANNARONE:  Great.  Let's

           16         stick with Larry for a second, this

           17         is an industry question.

           18               Someone is asking about

           19         industry's growth and then organic

           20         growth versus M&A.  I believe that

           21         the organic growth is 12 percent

           22         EBITDA growth, but how much is the

           23         industry growing right now, Larry,

           24         roughly, is it single digits?

           25               MR. ILLG:  It depends how you




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            1

            2         define the industry, to be honest.

            3         It depends on your timeline.  Right?

            4         So if you include you, you know,

            5         enterprise EdTech like from a

            6         consumer lens, it's hard to see the

            7         financials because a lot of these

            8         companies are private.

            9               But if I talk about visitor

           10         activity, we've seen over the course

           11         of the last call it 10, 15 years,

           12         kind of steady, you know, low double

           13         digit growth.  It's accelerated as we

           14         discussed earlier in the context of

           15         the pandemic.

           16               If you expand that to include

           17         other forums, lifelong learning, K to

           18         12, we've got this COVID tailwind

           19         that, you know, led to hopefully

           20         bringing some demand forward.

           21               Again, I think we're all

           22         looking forward on the opportunities

           23         in online education even beyond the

           24         enterprise, you know, as more people

           25         get exposed to this learning format,




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            1

            2         you have to believe it will lead will

            3         lead to long-term benefit even for

            4         enterprise EdTech.  But typically

            5         from a user perspective, low double

            6         digit growth, again, on a massive

            7         base.

            8               MR. TARR:  Our belief is that

            9         Skillsoft is corporate digital

           10         learning is on a growth trajectory

           11         from 28 billion TAM today to what we

           12         believe would be a 45 billion dollar

           13         TAM in five years.

           14               So, you know, a high single

           15         digit, low double digit growth around

           16         10 percent.  We expect to accelerate

           17         the growth of Skillsoft, from where

           18         it is today, to that high single

           19         digit to 10 percent zone organically,

           20         as we complete the migration from

           21         Skillport to Percipio.

           22               Percipio is growing faster.

           23         Skillport is in decline, so we're

           24         in that migration today.  But that

           25         will be behind us very soon and




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            1

            2         you'll see that higher growth rate

            3         reflected in our total growth.

            4               We expect to add to that with

            5         high-growth acquisitions that will

            6         grow faster and that creates an

            7         opportunity for more growth in the

            8         future.

            9               MR. JANNARONE:  Great.  On the

           10         -- let's go back to the leverage

           11         points.  Someone is asking, you know,

           12         of course Skillsoft was over levered

           13         I think, several turns.  Right now,

           14         you know, assuming there are no

           15         redemptions they are going to come

           16         out at six --

           17               MR. TARR:  Well --

           18               MR. JANNARONE:  So what is the

           19         right number?  You got to be

           20         disciplined, but it can certainly be

           21         higher than six.

           22               MR. TARR:  So 12 times was

           23         where it was.  You know, we expect

           24         with no redemptions, we expect that

           25         we'll essentially have almost no net




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            1

            2         debt, so less than one turn net debt

            3         on this company at the de-SPAC.  And

            4         we believe that we can operate the

            5         business, keep in mind it's a

            6         recurring revenue business.

            7               We can operate it at, you know,

            8         three, three and a half times.  We

            9         could lever it up a little more for

           10         the right acquisitions.  But we'd

           11         have to, you know, have confidence

           12         that we can then delever back to

           13         that, you know, three to three and a

           14         half times leverage.

           15               But that gives us tremendous

           16         capacity for M&A and we're really

           17         excited about that.

           18               MR. JANNARONE:  Great.  Well,

           19         on that note, someone is asking about

           20         the M&A, in particular how -- do you

           21         have an in-house team?  Maybe, Larry,

           22         would you be involved also in

           23         evaluating transactions?

           24               MR. ILLG:  Yes.  We help -- you

           25         know, we introduce a lot of ideas to




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            1

            2         Jeff and team, you know, they've

            3         pointed in the direction where they

            4         want to take the company, and just

            5         because we see a lot of deal flow

            6         often, you know, we can throw

            7         companies over to Jeff that we think

            8         might fit his strategic direction for

            9         the company.  And then we support

           10         them in scrutinizing the companies.

           11               Again, this is something that

           12         we, as a group, you know, we look at

           13         well over 5,000 companies a year for

           14         potential investments, doing, you

           15         know, somewhere in the neighborhood

           16         of 50 on a given year.

           17               So we have that global muscle

           18         pretty well developed, and, again, we

           19         think from the company's lens out.

           20         So Jeff says I need help on technical

           21         diligence, HR diligence, tell me how,

           22         you know, if he wants an outsider's

           23         perspective on the company, our group

           24         resources are available to him.

           25               MR. TARR:  And we're getting




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            1

            2         that every day, which is really

            3         fantastic.  Good, better, best access

            4         to deals, access to all sorts of

            5         resources to insure we do the right

            6         acquisitions and we do them well.

            7               Building on that, you asked

            8         about team.  Next week we are going

            9         to announce our new leadership team.

           10         It's a fantastic team of experienced

           11         executives who know the journey from

           12         where Skillsoft is today to billions

           13         in revenue.

           14               So that's the kind of team

           15         we've assembled, and on that team, we

           16         have a world class corporate

           17         development leader, one who is -- has

           18         done an enormous number of

           19         acquisitions, and will be recognized

           20         by many investors for a successful

           21         track record.  So look for that

           22         announcement next week.

           23               MR. JANNARONE:  All right.

           24         We've only got a few minutes left and

           25         we may not get to every question




                                                            67
            1

            2         here, but I encourage everyone to

            3         submit them if you've got anything

            4         else.  And I will cut and paste and

            5         share all these questions with both

            6         these gentlemen.  But we've got a few

            7         more to address while we've got time.

            8               Someone is asking about

            9         margins.  So is the long-term

           10         potential margins to grow, what's

           11         driving that?

           12               MR. TARR:  This is a business

           13         with a lot of operating leverage.

           14         The incremental margin -- the

           15         incremental dollar of revenue pushes

           16         90 percent.  So that creates a huge

           17         opportunity to drive both investment

           18         and margin expansion simultaneously

           19         as we grow.

           20               MR. JANNARONE:  Great.  Where

           21         is most of the growth coming from?

           22         Is it domestic or is it overseas?  I

           23         think you mentioned that three

           24         quarters of the business is in the

           25         U.S. right now, right, Jeff?  So




                                                            68
            1

            2         where does most of the growth come

            3         from?

            4               MR. TARR:  Well, in absolute

            5         terms most of the growth is in the,

            6         you know, core business of U.S. and

            7         Europe.  And in terms of a percentage

            8         wise, we're seeing really good growth

            9         in India, Asia Pacific, that should

           10         be more meaningful over time.

           11               MR. JANNARONE:  Great.  Someone

           12         is asking about Skillsoft's debt.

           13         Are there plans to refinance --

           14         someone is asking if that lower

           15         interest rate in the presentation

           16         reflects refinancing?

           17               MR. TARR:  Yes.  Yes, it does.

           18         There's an opportunity to bring down

           19         the interest rate or payoff the debt

           20         entirely.

           21               MR. JANNARONE:  On the M&A,

           22         another question about that, I think

           23         you've gone through this, but someone

           24         is asking, are you looking at

           25         multiples or return on investment?




                                                            69
            1

            2         What kind of metrics are you using

            3         when you're evaluating these deals?

            4               MR. TARR:  We're looking for

            5         acquisitions that will be creative to

            6         top and bottom line.  We're also

            7         looking for acquisitions that within

            8         a few years are delivering a cash on

            9         cash return on our investment.

           10               So if we invest $100 million in

           11         an acquisition, we would expect in a

           12         few years' time it's generating at

           13         least 10 million dollars of cash

           14         flow, as an order of magnitude.

           15               MR. JANNARONE:  Great.  Someone

           16         is asking if you can split up the

           17         drivers of your growth in a little

           18         more detail.  I'm not sure if the

           19         projections in the deck reflect M&A

           20         or not?  Can you just talk a bit

           21         about that, Jeff?  Is that largely

           22         organic growth that we're looking at

           23         in the projections or is some of that

           24         M&A?

           25               MR. TARR:  Entirely organic.




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            1

            2               MR. JANNARONE:  Okay.  So the

            3         M&A is all gravy then.  So those

            4         projections assume no M&A.

            5               MR. TARR:  Those projections

            6         assume no meaningful M&A.

            7               MR. JANNARONE:  Okay.  Great.

            8         Someone is asking, in addition to

            9         your content acquisitions, are you

           10         considering companies other than your

           11         back office, how you instruct your

           12         content or designer resource

           13         providers?

           14               MR. TARR:  You know, look, we

           15         have a lot of capability inside the

           16         company to support the back office.

           17         You know, that's unlikely to be a

           18         focus.  Now, I've modified that with

           19         technology.  Technology allows us to

           20         deliver, you know, better, say

           21         adaptive learning solutions with AI,

           22         or technology that allows us to prove

           23         the ROI to do a better job of proving

           24         the ROI to the buyer, tying outcomes

           25         to the learning.  You know, that's in




                                                            71
            1

            2         scope.  But, you know, I wouldn't

            3         rule anything out, but it's not where

            4         we're spending most of our energy

            5         today.  Most of it is on content,

            6         technology, and expanding our greater

            7         market.

            8               MR. JANNARONE:  How do you grow

            9         your content library, Jeff?  Can you

           10         go out and acquire companies that are

           11         making the same thing or do you hire

           12         more people who join the team and

           13         make more of it?  Can you just flesh

           14         it out a little bit?

           15               MR. TARR:  So we have inside

           16         resources, outside resources, so the

           17         answer is all of the above.  We'll

           18         hire more people, make the people we

           19         have more productive.  We partner

           20         with outside providers and we

           21         acquire.

           22               MR. JANNARONE:  All right,

           23         great.  I'm afraid we didn't get to

           24         all the questions but we're running

           25         out of time here.




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            1

            2               One last thing I want to

            3         repeat, of course the vote is coming

            4         up, so all shareholders regardless of

            5         how many shares you own should vote

            6         because every vote counts, especially

            7         when you add them all up.  I don't

            8         know if you two have any thoughts on

            9         that, but that's pretty much the

           10         message.

           11               MR. TARR:  We believe this is a

           12         great opportunity to create share

           13         owner value, and we're excited by the

           14         share owner base that we're building,

           15         and look forward to creating value

           16         for share owners over time, including

           17         Prosus' share owners.

           18               MR. ILLG:  Appreciate that.

           19               MR. JANNARONE:  All right.

           20         Well, gentlemen, thank you so much,

           21         especially Jeff for powering through

           22         with his unfortunate allergies.

           23         Larry as well, thanks so much for

           24         joining and everyone who joined in

           25         and everyone who asked questions, as




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            1

            2         I said, I'm going to share those with

            3         these gentlemen.  And please check

            4         out our replay, it will be up in an

            5         hour or two if you want to catch some

            6         or all this presentation.

            7               So everyone thanks for joining

            8         today.

            9               (Time noted 12:00 p.m.)

           10

           11

           12

           13

           14

           15

           16

           17

           18

           19

           20

           21

           22

           23

           24

           25



IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. The registration statement on Form S-4 was declared effective on May 27, 2021 and the definitive proxy statement/prospectus was mailed on or about May 28, 2021 to stockholders of record on the close of business on April 28, 2021, the record date for special meeting. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling
(212) 380-7500.


Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill's directors and executive officers is contained in Churchill's Annual Report on Form 10-K/A for the year ended December 31, 2020, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.


This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. FORWARD-LOOKING STATEMENTS This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill's, Skillsoft's and Global Knowledge's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning the completion of the transactions, the expected benefits of the transactions, other possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words "believes," "estimates," "expects," "projects,"
"forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates" or "intends" or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill's Form 10-K/A for the year ended December 31, 2020 under Risk Factors in Part I, Item 1A and in the registration statement on Form S-4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.


In addition to factors previously disclosed in Churchill's reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill's, Skillsoft's or Global Knowledge's indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; demand for, and acceptance of, Churchill's products and for cloud-based technology learning solutions in general; Churchill's ability to compete successfully in competitive markets and changes in the competitive environment in Churchill's industry and the markets in which Churchill operates; Churchill's ability to develop new products; failure of Churchill's information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in Churchill's industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; Churchill's ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates;
Churchill's ability to protect or obtain intellectual property rights; Churchill's ability to raise additional capital; the impact of Churchill's indebtedness on Churchill's financial position and operating flexibility; and Churchill's ability to successfully defend ourselves in legal proceedings. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill's, Skillsoft's and Global Knowledge's control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.


This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.